Exhibit 99.1

PRESS RELEASE
CRESCENT POINT ANNOUNCES Q1 2016 RESULTS AND RECORD PRODUCTION
(All financial figures are approximate and in Canadian dollars unless otherwise noted)
May 12, 2016 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended March 31, 2016. The Company also announces that its unaudited financial statements and management's discussion and analysis for the quarter ended March 31, 2016, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point's website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS
	Three months ended March 31
(Cdn$ millions except per share and per boe amounts)	2016	2015	% Change
Financial
Funds flow from operations (1)	378.0	433.6	(13)
Per share (1) (2)	0.74	0.96	(23)
Net income (loss)	(87.5)	(46.0)	90
Per share (2)	(0.17)	(0.10)	70
Adjusted net earnings (loss) from operations (1)	(5.2)	28.3	(118)
Per share (1) (2)	(0.01)	0.06	(117)
Dividends declared	117.9	317.5	(63)
Per share (2)	0.23	0.69	(67)
Payout ratio (%) (1) (3)	31	72	(41)
Per share (%) (1) (2) (3)	31	72	(41)
Net debt (1)	4,322.4	3,535.7	22
Net debt to funds flow from operations (1) (4)	2.3	1.6	44
Capital acquisitions (net) (5)	8.6	15.6	(45)
Development capital expenditures (6)	321.8	556.8	(42)
Decommissioning and environmental expenditures (6)	10.8	9.9	9
Weighted average shares outstanding
Basic	505.7	449.0	13
Diluted	507.6	450.4	13
Operating
Average daily production
Crude oil (bbls/d)	143,971	132,269	9
NGLs (bbls/d)	16,775	7,774	116
Natural gas (mcf/d)	104,972	82,867	27
Total (boe/d)	178,241	153,854	16
Average selling prices (7)
Crude oil ($/bbl)	36.27	48.63	(25)
NGLs ($/bbl)	8.49	15.97	(47)
Natural gas ($/mcf)	2.04	3.15	(35)
Total ($/boe)	31.29	44.32	(29)
Netback ($/boe)
Oil and gas sales	31.29	44.32	(29)
Royalties	(4.45)	(7.10)	(37)
Operating expenses	(10.21)	(11.87)	(14)
Transportation expenses	(2.22)	(2.35)	(6)
Netback prior to realized derivatives	14.41	23.00	(37)
Realized gain on derivatives	13.08	12.01	9
Netback (1)	27.49	35.01	(21)

(1)	Funds flow from operations, adjusted net earnings from operations, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
(2)	The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3)	Payout ratio is calculated as dividends declared divided by funds flow from operations.
(4)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(5)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.
(6)	Decommissioning and environmental expenditures includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(7)	The average selling prices reported are before realized derivatives and transportation.

This news release contains forward-looking information and references to Non-GAAP Financial Measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and the Forward-Looking Statements and Reserves Data sections of this news release, respectively.

FIRST QUARTER 2016 HIGHLIGHTS
In first quarter 2016, Crescent Point continued to execute its integrated business strategy of maximizing shareholder return with long-term per share growth plus dividend income.
•	Crescent Point achieved record quarterly production of 178,241 boe/d in first quarter 2016, which was weighted 90 percent to light and medium crude oil and liquids. This represents an increase of 16 percent over first quarter 2015.
•	During first quarter, the Company spent $269.2 million on drilling and development activities, drilling 214 (202.0 net) wells with a 100 percent success rate. Crescent Point also spent $52.6 million on land, seismic and facilities, for total development capital expenditures of $321.8 million. This was under budget and reflects a 42 percent reduction from first quarter 2015 capital expenditures.
•	Crescent Point generated funds flow from operations of $378.0 million, or $0.74 per share diluted, in first quarter 2016, which included $42.0 million of proceeds from the Company's previously disclosed crystallization of a portion of its 2017/2018 oil hedges. Funds flow from operations declined 13 percent from the same period in 2015, as production growth was more than offset by a 29 percent decline in the Company's average selling price per boe.
•	First quarter netbacks of $27.49 per boe were strong relative to average selling prices of $31.29 per boe, due to reduced operating costs and royalties, as well as the Company's conservative hedging program, which contributed $13.08 per boe of realized gains on derivatives during the quarter. Crescent Point continues to generate industry-leading netbacks in North America.
•	The Company continues to lower its overall cost structure. Since year-end 2015, Crescent Point has successfully reduced capital costs in several of its core resource plays by approximately four percent. These savings are in addition to the capital cost savings of approximately 30 percent realized during 2015. The Company remains focused on achieving additional cost reductions throughout 2016.
•	Crescent Point continues to advance each of its core resource plays, including its emerging-growth assets. In the Uinta Basin, the Company's most recent horizontal well results are outperforming expectations with rates of return similar to the Company's top-quartile Viewfield Bakken play. Crescent Point plans to build on this success in 2016 with the drilling of three new horizontal wells. At Flat Lake, the Company drilled nine step-out wells during first quarter, which added over 60 new drilling locations and further extended the economic boundaries of the multi-zone resource play.
•	Crescent Point paid total dividends of $0.23 per share for the quarter, of which $0.10 was paid for each of January and February and $0.03 was paid for March. The Company achieved a first quarter payout ratio of 31 percent for the three months ended March 31, 2016, or 12 percent adjusted for a full quarter of the Company's most recently revised monthly dividend. The Company's total payout ratio, based on a full quarter of the revised dividend and actual development capital expenditures of $321.8 million, was 97 percent.
•	Crescent Point retains a significant amount of liquidity and financial flexibility, with no material near-term debt maturities. Crescent Point's covenant-based, unsecured credit facility has unutilized credit capacity of approximately $1.3 billion as at March 31, 2016, and matures in June 2018. The Company's credit facility is not subject to periodic redetermination based on changes in reserves.
OPERATIONS REVIEW
First Quarter Operations Summary
Crescent Point achieved record daily average production of 178,241 boe/d in the quarter, representing an increase of 16 percent over first quarter 2015. Strong production results reflect the Company's high-quality asset base, successful drilling and development program, ongoing waterflood initiatives, advancements in new technologies and cost reduction initiatives.
In first quarter, the Company spent $269.2 million on drilling and development activities, drilling 214 (202.0 net) wells with a 100 percent success rate. Crescent Point also spent $52.6 million on land, seismic and facilities, for total development capital expenditures of $321.8 million.
"We have had a very strong start to the year," said Scott Saxberg, president and CEO of Crescent Point Energy. "This outperformance provides us with tremendous flexibility in our 2016 capital program and improves our positioning as we enter 2017. We remain well positioned to achieve our annual average production guidance."
Drilling Results
The following table summarizes Crescent Point's drilling results for the three months ended March 31, 2016:
Three months ended March 31, 2016	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	127	-	1	-	128	117.5	100
Southwest Saskatchewan	-	26	-	-	-	26	26.0	100
Alberta and West Central Saskatchewan	-	59	-	1	-	60	58.5	100
United States (1)	-	-	-	-	-	-	-	-
Total	-	212	-	2	-	214	202.0	100
(1)	The net well count is subject to final working interest determination

Southeast Saskatchewan and Manitoba
During first quarter, Crescent Point drilled a total of 50 (49.1 net) oil wells in the Viewfield Bakken resource play. The Company continues to focus on increasing recovery factors through infill drilling, implementation of new technology and waterflood development. The Company has initiated several projects, including the implementation of new completion fluids, to expand the economic boundaries of the Viewfield Bakken pool and the number of potential drilling locations in the play. Crescent Point has also been successful in improving its operating cost structure through various initiatives including the consolidation of facilities. The Viewfield Bakken play continues to generate free cash flow and provides the Company with an extensive drilling inventory of low-risk, high-return locations.
In the Flat Lake area, Crescent Point drilled a total of 43 (37.6 net) oil wells, including 9 (7.3 net) step-out wells. The Company's first quarter step-out program successfully expanded the economic boundaries in the Torquay and unconventional Midale resource plays, adding over 60 net new drilling locations and highlighting the multi-zone potential of the area. The geological formations targeted throughout the Flat Lake area include the unconventional Midale, Bakken and Torquay/Three Forks zones, as well as the recent expansion into the up-hole conventional Ratcliffe zone.
"Our Flat Lake play is a rapidly growing area within our Company and we drilled nearly as many wells here in first quarter as we did at Viewfield," said Saxberg. "Our drilling inventory is highly economic and has grown by over 100 percent since 2012. We are continually expanding on the potential of this multi-zone play through a successful step-out program, new technology and waterflood."
A total of 34 (29.8 net) oil wells were drilled during first quarter throughout the rest of Crescent Point's conventional and unconventional asset base in southeast Saskatchewan and Manitoba. These assets continue to provide the Company with a source of low-risk, high netback drilling opportunities in the current commodity price environment.
Southwest Saskatchewan
In the Shaunavon resource play, Crescent Point drilled a total of 26 (26.0 net) oil wells, targeting both the Lower and Upper zones. Well results continue to exceed expectations as drilling optimization has enhanced overall productivity. During the last several months, Crescent Point has increased the number of stages used during its completions process from 25 to 35 per well, which has increased initial 30-day oil production rates by approximately 13 percent on average in the Lower Shaunavon zone. The Company has also reduced tonnage per stage with corresponding reductions in capital costs.
Crescent Point's Battrum asset in southwest Saskatchewan continues to generate strong production and free cash flow. At year-end 2015, this asset had recovered approximately 27 percent of its original oil-in-place within the unitized areas, demonstrating the benefit of the Company's business strategy of focusing on large oil resource pools and the application of secondary waterflood recovery. In aggregate, Crescent Point's core resource plays remain in their early stages of growth with only three percent of the oil recovered as of December 31, 2015.
Alberta and West Central Saskatchewan
In the Viking play near Dodsland, Saskatchewan, Crescent Point drilled 52 (50.5 net) oil wells. Capital efficiencies in this low-cost, high-return resource play continue to improve through cost reductions and new completions technology. In the Saskatchewan Viking resource play, the Company is currently focused on executing its initial waterflood pilot and a 100-metre to 150-metre down-spacing pilot. If successful, down-spacing could significantly increase the Company's economic drilling inventory in the play.
During first quarter, 5 (5.0 net) oil wells were drilled in the Swan Hills Beaverhill Lake resource play. Crescent Point's daily average production in the resource play totalled approximately 5,100 boe/d, of which 1,250 boe/d remains shut-in due to a pipeline restriction. The Company expects takeaway capacity to improve by mid-2016. Crescent Point continues to be pleased with drilling results in the Swan Hills Beaverhill Lake resource play, including the performance of recent step-out wells drilled outside the core of the play. Economics in the area continue to improve through targeted cost reductions, increased efficiencies and optimization projects.
A total of 2 (2.0 net) oil wells were drilled during first quarter throughout the rest of Crescent Point's conventional and unconventional asset base in Alberta. These assets, including Turner Valley, continue to provide the Company with a source of free cash flow and low-decline production. The Company also recently completed a 66-square-mile 3-D seismic program of its Turner Valley play, with early results indicating the potential for increased drilling locations.
United States
Crescent Point continues to expand and optimize the potential of its early-stage, multi-zone Uinta Basin resource play. The Company's most recent horizontal wells have demonstrated strong results and are generating economic returns similar to those in the Company's top-quartile Viewfield Bakken play. The Company remains conservative in its drilling inventory in the Uinta Basin, and has not included potential horizontal locations in the basin as of yet.
During first quarter, the Company focused on the interpretation of its recent 3-D seismic program and planning for its second quarter drilling program in the Uinta Basin. Crescent Point will commence its 2016 horizontal well program of 3 (2.8 net) wells during second quarter. The Company's horizontal program remains focused on delineating and expanding development opportunities within the multi-zone basin. Oil price differentials continue to improve, which are enhancing overall economics.

WATERFLOOD AND TECHNOLOGY ADVANCES
Waterflood Update
During first quarter, Crescent Point converted approximately 30 producing wells to water injection wells across its asset base, remaining on track to convert more than 120 wells in 2016. In the current low commodity price environment, the Company's waterflood programs have shown to be an effective allocation of capital by continuing to lower decline rates and increase recovery factors. Throughout each of its core resource plays, Crescent Point is continually testing new waterflood technology and injection methods to further enhance productivity.
In the Viewfield Bakken play, the Company converted 16 producing wells to water injection wells during first quarter. Within the Company's four completed and planned waterflood units, a total of approximately 775 producing wells are expected to be converted over the entire waterflood conversion process, with approximately 600 wells remaining at the end of 2016. This is a 12-year inventory at the current pace of 50 injection well conversions per year and it assumes a one-to-one ratio between producing wells and injection wells. Technology advancements over time may reduce the number of injection wells required for optimal performance. This conversion inventory compares to approximately 2,000 producing wells across the Viewfield Bakken play, including wells outside the current waterflood areas. The Company remains on track to convert 50 producing wells in 2016 with initial plans to accelerate conversions in 2017, potentially doubling the pace to 100 conversions.
Following the unitization of its Stoughton Unit in 2015, Crescent Point is actively working on unitizing the remaining three units in the Viewfield Bakken play. Original oil-in-place within these four units totals more than one billion barrels. The Company is targeting to fully unitize its second unit by the end of 2016, which encompasses approximately 63 net sections of land and greater than 6,000 boe/d of production. Full unitization will allow for accelerated waterflood development and help manage pressure in a larger portion of the reservoir, targeting an improved sweep between water injection wells and oil producing wells. The Company is also currently evaluating several additional unitization opportunities, which would potentially increase the available land for future waterflood unitization by approximately 60 percent on a gross basis.
In the Shaunavon resource play, Crescent Point converted three producing wells to water injection wells. Decline rates and estimated ultimate recoveries in both the Upper and Lower Shaunavon continue to respond positively to the Company's waterflood program. Crescent Point's latest completion process, which is deploying 35 stages per well, is expected to further enhance future waterflood performance. The Company remains on track to convert approximately 30 wells in the Shaunavon resource play by the end of 2016.
In the unconventional Midale play at Flat Lake, Crescent Point added two new injection wells during first quarter. The Company is targeting to convert an additional 10 producing wells by year-end 2016 and is currently establishing additional unit boundaries for future waterflood expansion. In the Torquay play at Flat Lake, Crescent Point is continuing to develop its first waterflood pilot, with initial water injection expected in late 2016. A successful waterflood in the multi-zone Torquay play may enhance well productivity in nearby formations and potentially lead to future waterflood opportunities in the geologically equivalent Three Forks zone in North Dakota.
Crescent Point's projects in both the Swan Hills Beaverhill Lake and Turner Valley plays in Alberta are demonstrating strong waterflood response. The Company is continuing to optimize waterflood projects in both plays and has identified opportunities for further improvement. The Company's conventional waterfloods continue to expand with several new units recently approved. Production in these units has increased by approximately 40 percent since initial water injection in early 2016.
Technology Update
Over the last several years, Crescent Point has increased the value of its undrilled inventory by advancing new technology in order to cost-effectively maximize reservoir contact and increase reserve recovery. These technological advancements have been primarily focused on optimizing downhole tools, such as the recent evolution to cemented liners and sliding sleeve technology. The Company has recently placed additional focus on testing new completion fluids and the chemistry behind maximizing reservoir contact in the various geological formations.
New completions fluids in the Viewfield Bakken play continue to demonstrate significant improvements in productivity. Results to date have increased total oil production by over 40 percent in comparison to average offset wells in certain areas of the play. The Company plans to follow up on this success by testing additional wells during 2016. Continued advancement of this new completion fluid could potentially expand the Company's economic boundaries and drilling inventory in the Viewfield Bakken resource play.
Crescent Point is actively testing similar completions fluids in the Shaunavon, Flat Lake and Viking resource plays in order to cost-effectively enhance productivity and maximize recovery across its asset base. Crescent Point's new completion methods in its conventional wells have also reduced capital costs and improved overall efficiencies.
OUTLOOK
Crescent Point has had an excellent start to 2016 with record production and is well positioned to achieve its annual average production guidance.
"We exceeded our first quarter production targets and stayed within our capital spending budget," said Saxberg. "This outperformance reflects our high-quality asset base and the success of our waterflood expansion, new technology and cost reduction initiatives. As highlighted in our revised guidance in early March, we were able to defer $100 million of capital expenditures to the second half of 2016 due to our strong first quarter production results. This shift in capital protects our balance sheet and also positions us for a strong start to 2017."
The Company's guidance for 2016 and initial plans for 2017 remains unchanged with annual capital expenditures of $950 million each year and average annual production of 165,000 boe/d each year.

"We remain disciplined in our capital spending plans, including drilling and development capital as well as acquisitions," said Saxberg. "Our acquisition plans remain focused on internally funded opportunities within our core resource plays. We would also consider rationalizing our portfolio through non-core asset sales to further increase our focus."
Crescent Point expects to generate significant excess free cash flow as commodity prices rebound, which would provide flexibility to improve its balance sheet and increase total returns for shareholders. If WTI oil prices average US$45/bbl during 2016, the Company estimates approximately $300 million of excess free cash flow over and above its capital spending plans and its dividend. Based on initial planning for 2017, Crescent Point expects to maintain production in the 165,000 boe/d range and balance cash inflows and outflows at a WTI price of approximately US$45/bbl.
Since inception, Crescent Point has focused on high-quality, large oil-in-place assets with low recovery factors to date. This strategy is centered on the principle that, over time, large oil-in-place assets will outperform. Crescent Point has demonstrated this by developing and enhancing each of its core resource plays through infill and step-out drilling, waterflood optimization and improved technology. As a result, the Company has generated long-term per share growth and dividend income for its shareholders without risking its balance sheet strength.
"Our asset base is strategically positioned in high netback, large oil-in-place resource plays with considerable upside and growth potential," said Saxberg. "We have over 14 years of drilling inventory and a significant resource base of 23 billion barrels of original oil-in-place. The potential impact of improved recovery factors on such a large resource base is significant and we are continuing to allocate capital and advance each of our plays to realize this long-term upside."
Crescent Point's conservative hedging program continues to provide protection against volatile and low global crude oil prices. As at May 6, 2016, the Company has 40 percent of its oil production, net of royalty interest, hedged for the remainder of 2016 at a weighted average price of approximately CDN$77.00/bbl. During first quarter, the Company increased its 2017 hedged volumes by bringing forward its 2018 crude oil hedges, further improving the Company's ability to balance cash inflows and outflows in a low commodity price environment. For the first half of 2017, Crescent Point has 25 percent of its oil production hedged at a weighted average price of approximately CDN$70.00/bbl. The Company also has 43 percent of its natural gas production hedged for the remainder of 2016 at a weighted average price of CDN$3.44 per GJ and 21 percent hedged for 2017 to early 2019 at a weighted average price of CDN$3.16 per GJ.
Crescent Point remains committed to maintaining a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income. At the end of first quarter 2016, the Company had net debt to funds flow of 2.3 times and approximately $1.3 billion of unutilized credit capacity on its syndicated bank line.
The Company remains well positioned to execute on its total return strategy due to its conservative business approach, high-quality inventory base and its commitment to advancing its technology and waterflood programs.
CONFERENCE CALL DETAILS
Crescent Point management will host a conference call on Thursday, May 12, 2016, at 10:00 a.m. MT (12:00 p.m. ET), to discuss the results and outlook for the Company.
Participants can access the conference call by dialing 866-225-2055 or 416-340-2218. Alternatively, to listen to this event online, please enter http://www.gowebcasting.com/7485 into any web browser.
For those unable to participate in the conference call at the scheduled time, it will be archived for replay. The replay can be accessed by dialing 800-408-3053 or 905-694-9451 and entering the passcode 2521791. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point's website at www.crescentpointenergy.com.
2016 GUIDANCE
The Company's guidance for 2016 is as follows:
Production
Oil and NGL (bbls/d)	148,000
Natural gas (mcf/d)	102,000
Total (boe/d)	165,000
Capital expenditures (1)
Drilling and completions ($ millions)	812
Facilities, land and seismic ($ millions)	138
Total ($ millions)	950
 (1) The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS
Scott Saxberg
President and Chief Executive Officer
May 12, 2016

Non-GAAP Financial Measures
Throughout this press release, the Company uses the terms "funds flow from operations", "funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "net debt", "net debt to funds flow from operations", "netback", "payout ratio" and "payout ratio per share - diluted". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share - diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:
	Three months ended March 31
($ millions)	2016	2015	% Change
Cash flow from operating activities	328.1	398.9	(18)
Changes in non-cash working capital	45.3	28.9	57
Transaction costs	0.3	0.9	(67)
Decommissioning expenditures	4.3	4.9	(12)
Funds flow from operations	378.0	433.6	(13)
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries on property, plant and equipment, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:
	Three months ended March 31
($ millions)	2016	2015	% Change
Net income (loss)	(87.5)	(46.0)	90
Amortization of E&E undeveloped land	50.3	47.2	7
Unrealized derivative (gains) losses	298.6	(46.6)	(741)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(230.5)	130.7	(276)
Unrealized gain on long-term investments	(2.1)	(23.7)	(91)
Deferred tax relating to adjustments	(34.0)	(33.3)	2
Adjusted net earnings (loss) from operations	(5.2)	28.3	(118)
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and the unrealized foreign exchange on translation of hedged US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.
The following table reconciles long-term debt to net debt:
($ millions)	March 31, 2016	March 31, 2015	% Change
Long-term debt (1)	4,444.8	3,599.9	23
Accounts payable and accrued liabilities	499.2	673.9	(26)
Dividends payable	15.2	105.3	(86)
Cash	(25.1)	(32.2)	(22)
Accounts receivable	(269.0)	(377.2)	(29)
Prepaids and deposits	(9.6)	(11.3)	(15)
Long-term investments	(32.4)	(73.6)	(56)
Excludes:
Equity settled component of dividends payable	-	(33.4)	(100)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(300.7)	(315.7)	(5)
Net debt	4,322.4	3,535.7	22
(1) Includes current portion of long-term debt.

Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Payout ratio and payout ratio per share – diluted are calculated on a percentage basis as dividends declared divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Forward-Looking Statements and Reserves Data
Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.
In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the Company's focus on achieving additional cost reductions throughout 2016; Crescent Point's plans to drill three new horizontal wells in Uinta during the second quarter; the flexibility of the Company's 2016 capital program and the positioning of Crescent Point to achieve its annual average production guidance; Crescent Point's positioning for 2017;  the potential expansion of the economic boundaries of the Company's interests in the Viewfield Bakken pool and the potential to increase drilling locations as a result; the growth of the Flat Lake play; continued improved capital efficiencies in Viking along with Crescent Point's focus on executing an initial waterflood pilot along with a down spacing pilot in the area; the potential impact of a successful down spacing program in the Viking on the Company's economic drilling inventory; the Company's expectation that takeaway capacity will improve in Swan Hills Beaverhill Lake by mid-2016; remaining on track to convert more than 120 wells in 2016; the Company's 2016, 2017 and overall waterflood conversion plans for Viewfield Bakken; unitization targets for  the remaining units in the Viewfield Bakken play, the anticipated benefits associated with such unitization and the evaluation of several additional untization opportunities that could increase the available land for future waterflood unitization; the expected impact of the Company's latest completion process on future waterflood performance and the Company's 2016 conversion plans in Shaunavon; Crescent Point's target 2016 conversion plan for Midale and the Company's expected initial water injection date in the Torquay play at Flat Lake; the impact of potential improvements in technology on future injection well requirements; potential acceleration of conversions in 2017; the potential impact of a successful waterflood in the Torquay play on that play and, possibly, the Three Forks zone in North Dakota; Crescent Point's waterflood project plans in Swan Hills Beaverhill Lake and Turner Valley; Crescent Point plans to test new completion fluids on additional wells in 2016 and the potential impact of advancements from  these new fluids on the Company's economic boundaries and drilling inventory in Viewfield Bakken; the Company's focus on maintaining production levels and living within cash flow; 2016 guidance and 2017 initial expectations regarding annual capital expenditures and production; the impact of the Company's ability to generate free cash flow as commodity prices rebound and our ability to improve our balance sheet and returns; the focus of our acquisition budget on internally funded opportunities within our core resource plays; possible rationalization of non-core assets; expected balanced cash flows in 2017 at a WTI of approximately US$45/bbl; 2017 cash flow sensitivity; the upside potential of the Company's assets; the Company's 14 year drilling inventory; the Company's expectations regarding excess free cash flow in 2016; decline rates; the potential for increased drilling locations in the Turner Valley play; Crescent Point's expectation to fund acquisition opportunities internally; and Crescent Point's 2016 production and capital expenditures guidance.
Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.
Drilling inventory is calculated in years as the Company's 2015 year-end inventory divided by the number of wells in its 2016 drilling program. Drilling inventory is used by management to assess the amount of available drilling opportunities. Drilling inventory does not have a standardized meaning and as such may not be reliable, and should not be used to make comparisons.
Original Oil-in-Place (OOIP) is equivalent to Discovered Petroleum Initially-In-Place (DPIIP) as at December 31, 2015. DPIIP, as defined in the Canadian Oil and Gas Evaluations Handbook (COGEH), is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of DPIIP includes production, reserves and contingent resources; the remainder is unrecoverable. OOIP/DPIIP estimates and recovery rates are as at December 31, 2015 and are based on current accepted technology and prepared by Crescent Point's qualified reservoir engineers. There is significant uncertainty regarding the ultimate recoverability of OOIP/DPIIP. For further information, please see Crescent Point's Annual Information Form for the year ended December 31, 2015.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2015 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2015, under the headings "Risk Factors" and "Forward-Looking Information"  and for the quarter ended March 31, 2016 under "Derivatives", "Reclamation Fund", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2015, under the headings "Marketing and Prices", "Dividends", "Capital Expenditures", "Decommissioning Liability", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Changes in Accounting Policies", "Risk Factors" and "Outlook" and are disclosed in the Management's Discussion and Analysis for the quarter ended March 31, 2016 under the headings "Derivatives", "Reclamation Fund", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced risks and uncertainties to all oil and gas interest and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.
Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.
FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Ken Lamont, Chief Financial Officer, or Trent Stangl, Senior Vice President, Investor Relations and Communications
Telephone:	(403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.
Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1